PROSPECTUS                           Final Prospectus Pursuant to Rule 424(b)(3)
                                                              File No. 333-67381
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                                 150,000 SHARES

                       CHILDREN'S BROADCASTING CORPORATION

                                  COMMON STOCK

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         The shareholders of Children's Broadcasting Corporation listed below are offering and selling 150,000 shares of common stock under this prospectus. We will not receive any part of the proceeds from this offering.

         The selling shareholders will receive the shares covered by this prospectus upon the exercise of warrants. We issued those warrants in connection with the securities purchase agreement between us and the selling shareholders and the recent amendment to that agreement.

         The selling shareholders may offer their shares through public or private transactions, on or off the Nasdaq National Market, at prevailing market prices or privately negotiated prices. No period of time has been fixed within which the selling shareholders may offer or sell their shares.


         Our common stock is quoted on the Nasdaq National Market and trades under the ticker symbol "AAHS." On December 8, 1998, the average of the high and low sale prices of one share of our stock on the Nasdaq National Market was $3.03.



                                 ---------------


         NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                                 ---------------


         THE SHARES INVOLVE CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON
PAGE 5.


                                ----------------



                 THE DATE OF THIS PROSPECTUS IS DECEMBER 8, 1998

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's web site at http://www.sec.gov.

         The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to documents we file with the SEC. The information incorporated by reference is considered to be part of this prospectus. Information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the selling shareholders sell all of the shares covered by this prospectus:

         (a) Annual report on Form 10-KSB for the year ended December 31, 1997 (as amended);

         (b) Quarterly reports on Form 10-QSB for the quarters ended March 31, 1998 (as amended), June 30, 1998 and September 30, 1998;

         (c) Description of our common stock contained in our registration statement on Form S-2 (No. 33-80721) filed on December 21, 1995 (as amended);

         (d) Current reports on Form 8-K filed on January 7, 1998, January 28, 1998, February 20, 1998, April 22, 1998, May 7, 1998, June
                  5, 1998, July 6, 1998, September 15, 1998 and October 2, 1998;
                  and

         (e)      Proxy statement on Schedule 14A filed on July 8, 1998.

         This prospectus is part of a registration statement we filed with the SEC. You may request a copy of the registration statement or any of the above filings, at no cost, by writing or telephoning our Chief Operating Officer at the following address:

                          Children's Broadcasting Corporation
                          724 First Street North
                          Minneapolis, Minnesota 55401
                          (612) 338-3300

         You should rely only on the information and representations provided in this prospectus. We have not authorized anyone else to provide you with different information. The selling shareholders will not make an offer of their shares in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this document.

                               PROSPECTUS SUMMARY

         BECAUSE THIS IS A SUMMARY, IT DOES NOT CONTAIN ALL THE INFORMATION THAT MAY BE IMPORTANT TO YOU. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY BEFORE YOU DECIDE TO INVEST.

                                   THE COMPANY

         We formerly broadcast children's radio programming to markets representing approximately 40% of the United States population. We ceased broadcasting our Aahs World Radio programming format in January 1998 in anticipation of the sale of our radio stations to Global Broadcasting Company, Inc. When Global failed to complete the purchase, we pursued other transactions for the sale of our radio stations. In April 1998, we entered into three purchase agreements pursuant to which we planned to sell our 13 radio stations to three parties for an aggregate of $61.7 million. Our shareholders approved this plan to sell substantially all of our assets in August 1998.

                                 SALE OF ASSETS

         Instead of purchasing ten radio stations from us, Catholic Radio Network purchased seven and effectively assigned its right to purchase three more to Radio Unica Corp. As of the date of this prospectus, we had completed the sale of 10 of our 13 radio stations, yielding an aggregate of $41.6 million in gross proceeds. Such sales may be summarized as follows:

         Stations    Purchaser                 Amount and Type of Consideration
         --------    ---------                 --------------------------------

         One         1090 Investments          $2.0 million in cash

         Two         Salem Communications      $2.7 million in cash

         Seven       Catholic Radio Network    $21.9 million in cash and a $15.0
                                               million note


         Radio Unica has agreed to purchase our three remaining radio stations, which are located in the Phoenix, Dallas and New York markets, for approximately $29.3 million in cash. The sale to Radio Unica is subject to customary closing conditions and regulatory approvals. We expect to close on this sale in January 1999. Radio Unica currently operates these radio stations pursuant to local marketing agreements. Radio Unica has pre-paid $3.0 million in fees to operate such stations for two years or until closing, whichever occurs first. We will offset any unused portion of such fees against the purchase price which Radio Unica must pay at closing for the stations.


                          ONGOING CORPORATE OPERATIONS

         We seek to reposition ourselves by selling our broadcasting assets and using the proceeds to repay indebtedness and make one or more acquisitions in the television commercial production industry. We believe that the expanded number of television channels, advances in digital technology, the demand for effective advertising concepts and the demand for efficient delivery of production services represent sources of opportunity in the television commercial production industry.


         We began our entry into this market by acquiring a major ownership interest in Harmony Holdings, Inc., a company which engages primarily in the production of television commercials. As of the date of this prospectus, we beneficially owned 49.0% of Harmony's common stock. We play a significant role in its management and we guarantee its $5.0 million revolving line of credit. We also recently advanced Harmony an aggregate of $675,000. We may determine to increase our ownership position in Harmony should an opportunity exist at a favorable price and have resolved to invest such funds in Harmony to allow it to meet its working capital requirements through June 30, 1999. Such investments in Harmony may take the form of loans or the purchase of equity securities directly from Harmony or on the open market.


        We seek to further expand through acquisition and consolidation of additional television commercial production companies. We envision growing to a size which would enable us to enjoy economies of scale internally and within the industry. We hope to control access to a significant amount of creative talent and increase our access to major ad agency creativity. We believe that achieving such objectives will make us an influential media force. While we have begun the process of identifying acquisition targets, as of the date of this prospectus, we do not have any understandings, commitments or agreements with respect to any such acquisitions. No assurance can be given that we will consummate future acquisitions or that any acquisitions, if consummated, will ultimately be advantageous or profitable.

                              ABC/DISNEY LITIGATION

        On September 30, 1998, a jury in the United States District Court for the District of Minnesota ruled in our favor in connection with litigation for breach of contract and misappropriation of trade secrets that we had commenced against The Walt Disney Company and ABC Radio Networks, Inc. We are seeking to have judgment entered by the Court upon that verdict in the amount of $20.0 million against ABC and $10.0 million against Disney. We are also seeking additional amounts for taxes, pre-judgment interest and exemplary damages for willful and malicious misappropriation of trade secrets. As of the date of this prospectus, the entry of judgment is pending before the Court.

                               FOOTHILL FINANCING


         To meet our working capital requirements and to facilitate radio station acquisitions pursuant to our former growth strategy, we entered into a credit agreement with Foothill Capital Corporation in November 1996. This agreement has provided us with loan facilities aggregating approximately $26.0 million. Such funds were used for working capital purposes, for the acquisition of radio stations and for the purchase of shares of Harmony's common stock. In October 1998, we repaid approximately $14.7 million of such indebtedness with the cash we received from our asset sales. As of the date of this prospectus, we owed Foothill approximately $11.3 million. A first priority lien in favor of Foothill on substantially all of our assets (and those of our subsidiaries) secures our remaining indebtedness. We intend to repay Foothill in full upon consummation of the sale of assets to Radio Unica. If the sale of assets to Radio Unica is not consummated, our highly-leveraged position and requirements for payments to Foothill may require us to liquidate all or a portion of our assets.


                                     GENERAL

         Our principal executive offices are located at 724 First Street North, Minneapolis, Minnesota 55401, and our telephone number is (612) 338-3300.

                                  RISK FACTORS

         IN ADDITION TO THE OTHER INFORMATION IN THIS DOCUMENT, YOU SHOULD CONSIDER CAREFULLY THE FOLLOWING RISK FACTORS BEFORE YOU INVEST IN THE SHARES OFFERED HEREBY.


         SOME OF THE INFORMATION IN THIS DOCUMENT MAY CONTAIN FORWARD-LOOKING STATEMENTS. YOU CAN IDENTIFY SUCH STATEMENTS BY NOTING THE USE OF FORWARD-LOOKING TERMS SUCH AS "BELIEVES," "EXPECTS," "PLANS," "ESTIMATES" AND OTHER SIMILAR WORDS. CERTAIN RISKS, UNCERTAINTIES OR ASSUMPTIONS THAT ARE DIFFICULT TO PREDICT MAY AFFECT SUCH STATEMENTS. THE FOLLOWING RISK FACTORS AND OTHER CAUTIONARY STATEMENTS COULD CAUSE OUR ACTUAL OPERATING RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN ANY FORWARD-LOOKING STATEMENT. WE CAUTION YOU TO KEEP IN MIND THE FOLLOWING RISK FACTORS AND OTHER CAUTIONARY STATEMENTS AND TO REFRAIN FROM PLACING UNDUE RELIANCE ON ANY FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE OF THIS PROSPECTUS.


         STRATEGY TO SELL REMAINING RADIO STATIONS; LIMITED REVENUES. In October 1998, we signed a purchase agreement with Radio Unica for the sale of our three remaining radio stations for approximately $29.3 million. We ceased broadcasting our Aahs World Radio programming format in January 1998 in anticipation of the sale of such radio stations to another party. Before we discontinued broadcasting our children's radio format, we obtained most of our revenue from the sale of local advertising and air time and network revenue. The cessation of such broadcasting has negatively impacted our revenue. The sale of stations to Radio Unica is subject to various contingencies, including customary closing conditions and regulatory approvals. If we are unable to consummate the sale of stations to Radio Unica and additional financing is not available, we will be forced to liquidate some or all of our assets.

         LIQUIDITY; POTENTIAL INABILITY TO REPAY EXISTING INDEBTEDNESS. At the end of each of the past four quarters, we had the following working capital deficits:

                 September 30, 1998       $32.4 million
                 June 30, 1998            $30.7 million
                 March 31, 1998           $28.4 million
                 December 31, 1997        $25.7 million

         While we have obtained working capital through our credit agreement with Foothill, such loan facilities mature on September 30, 2000. As of the date of this prospectus, we owed Foothill approximately $11.3 million. A first priority lien in favor of Foothill on substantially all of our assets (and those of our subsidiaries) secures our remaining indebtedness. Interest under the facilities is payable at the prime rate plus 5.75%. Our credit agreement with Foothill contains financial covenants which require us, among other things, to maintain specified financial ratios. In the event of default, our assets would be at risk. There can be no assurance that we will be able to repay or refinance our remaining indebtedness to Foothill. We intend to repay Foothill in full upon consummation of the sale of assets to Radio Unica. If the sale of assets to Radio Unica is not consummated, our highly-leveraged position and requirements for payments to Foothill may require us to liquidate all or a portion of our assets.


         In addition to our indebtedness to Foothill, we guarantee Harmony's $5.0 million revolving line of credit and we recently advanced Harmony an aggregate of $675,000. In connection with the audit report on Harmony's financial statements as of and for the year ended June 30, 1998, BDO Seidman, LLP, Harmony's independent auditors, expressed substantial doubt about Harmony's ability to continue as a going concern because of its recurring losses, negative working capital and negative cash flow from operations. As of June 30, 1998 and for the year then ended, Harmony incurred a net loss of $4.5 million, had a working capital deficit of $689,000 and incurred negative cash flow from operations of $1.2 million. As of September 30, 1998 and for the quarter then ended, Harmony incurred a net loss of $508,000, had a working capital deficit of $1.8 million and incurred cash flow from operations of $33,000. In November 1998, Harmony announced its intention to discontinue a subsidiary which represented $1.6 million of its operating loss for the year ended June 30, 1998 and $600,000 of its operating loss for the quarter ended September 30, 1998. No assurance can be given that the discontinuation of such subsidiary will allow Harmony to meet the requirements of its line of credit or repay its indebtedness to us. If Harmony defaults on its line of credit, we may be forced to satisfy its obligations thereunder. If such default occurs before consummation of our sale of assets to Radio Unica, we may be required to liquidate all or a portion of our assets.


         EXPANSION INTO NEW BUSINESS. We intend, either directly or through Harmony, to further expand our television commercial production business and holdings through acquisitions and the hiring of creative talent. This expansion is subject to all of the risks inherent in the establishment of a new business enterprise. Our likelihood of success must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the expansion into a new business enterprise. As of the date of this prospectus, we do not have any understandings, commitments or agreements with respect to any such acquisitions. No assurance can be given that we will consummate future acquisitions or that any acquisitions, if consummated, will ultimately be advantageous or profitable.

         HISTORY OF OPERATING LOSSES. Since inception, we experienced substantial net losses as a result of our efforts to develop a national children's radio network. We have not generated positive cash flow sufficient to fund our ongoing operations and have had frequent working capital shortages. For each of the last three quarters, we incurred the following net losses:

                 September 30, 1998       $4.1 million
                 June 30, 1998            $3.9 million
                 March 31, 1998           $3.7 million

For each of the last two years, we incurred the following net losses:

                 December 31, 1997        $14.6 million
                 December 31, 1996        $9.9 million

         We expect to continue to incur operating losses throughout 1998. In connection with the audit reports on our financial statements as of and for the years ended December 31, 1997 and 1996, BDO Seidman, LLP, our independent auditors, expressed substantial doubt about our ability to continue as a going concern because of our recurring losses, negative working capital and negative cash flow from operations. As of September 30, 1998, we had an accumulated deficit of $52.6 million and had used approximately $46.4 million of cash to fund our losses.

         ABC/DISNEY LITIGATION. On September 30, 1998, a jury in the United States District Court for the District of Minnesota ruled in our favor in connection with litigation for breach of contract and misappropriation of trade secrets that we had commenced against ABC/Disney. We are seeking to have judgment entered by the Court upon that verdict in the amount of $20.0 million against ABC and $10.0 million against Disney. We are also seeking additional amounts for taxes, pre-judgment interest and exemplary damages for willful and malicious misappropriation of trade secrets. As of the date of this prospectus, the entry of judgment is pending before the Court. No assurance can be given that the Court will enter judgment in such amounts. If ABC/Disney decides to appeal, defending such appeal would consume our resources, including personnel costs and litigation costs. We have issued shares of common stock to legal counsel for legal fees incurred in connection with the ABC/Disney litigation. We may issue additional shares of our common stock to such counsel. The resale of such shares may result in dilution to our other shareholders.


         VOLATILITY OF MARKET PRICE OF COMMON STOCK. The market price of our common stock has been subject to significant fluctuations in response to numerous factors, including variations in our annual or quarterly financial results, changes by financial research analysts in their estimates of our earnings, conditions in the economy in general or in the radio industry in particular, unfavorable publicity or changes in applicable laws and regulations (or interpretations thereof) affecting us or the radio industry. During the first 11 months of 1998, the market price of our common stock ranged from a high of $4.31 on January 7, 1998 to a low of

$2.81 on January 28, 1998. There can be no assurance that purchasers of our common stock will be able to sell such stock at or above the prices at which they purchase it.

        IMPACT OF SALE OF SHARES; SHARES ELIGIBLE FOR FUTURE SALE. As of the date of this prospectus, we had 6,600,642 shares of common stock outstanding and had warrants and options outstanding to purchase an additional 3,034,998 shares of common stock, exercisable at prices ranging from $3.06 to $13.00 per share. We have periodically registered shares of our common stock for resale on the public market. The sale of such shares, and the sale of additional shares which may become eligible for sale in the public market from time to time upon the exercise of warrants and options, may be dilutive to existing shareholders and could have the effect of depressing the market price of our common stock.


         DILUTION DUE TO CONVERSION OF PREFERRED STOCK. In June 1998, we issued 606,061 shares of Series B Convertible Preferred Stock to the selling shareholders. The shares of this series have a stated value of $3.30 per share and they may be converted into shares of common stock in certain circumstances. The number of shares of common stock to be delivered upon conversion of a share of this series is the stated value, divided by the lesser of (x) 110% of the average best bid price of the common stock for the five consecutive trading days ending on the day preceding the conversion date, or (y) 94% of the average of the three lowest closing prices of the common stock during the 60 calendar day period ending on the day preceding the conversion date; provided, however, that such initial conversion price is subject to adjustment from time to time in certain instances. Notwithstanding the foregoing, if the common stock is not traded on the New York Stock Exchange, the American Stock Exchange, the Nasdaq National Market or the Nasdaq SmallCap Market on the conversion date, then the percentage specified in clause (y) above will be 84%. Under the amended securities purchase agreement between us and the selling shareholders, we agreed that the percentage in clause (y) of the conversion formula would be 80% effective February 1, 1999 and such percentage would be 75% effective May 1, 1999. While we have the absolute right to redeem the shares of this series at $4.0425 per share through January 31, 1999, there can be no assurance that we will be able to redeem all or any portion of such shares. The sale of the shares of common stock which may become eligible for sale in the public market from time to time upon conversion of shares of this series may be dilutive to existing shareholders and could have the effect of depressing the market price of our common stock.

         CONFLICTS OF INTEREST. In January 1996, we entered into a five-year lease with 724 Associates, a partnership consisting of Christopher T. Dahl, our President, Chief Executive Officer and Chairman of the Board, Richard W. Perkins, one of our directors, and Stephen L. Wallack, one of our shareholders, for approximately 6,000 square feet of office space at 724 First Street North, Minneapolis, Minnesota. In November 1996, we entered into a five-year lease with 5501 Building Company, a partnership consisting of Messrs. Dahl and Perkins, for approximately 12,000 square feet of office space at 5501 Excelsior Boulevard, Minneapolis, Minnesota. We lease these facilities to house our executive offices at an aggregate annual rental of $186,000. Both of our executive offices are adjacent to the offices of Community Airwaves Corporation and Media Management, L.L.C. Community Airwaves is owned and controlled by Messrs. Dahl, Perkins and Russell Cowles II, either directly or through trusts. Media Management is owned by Messrs. Dahl and Perkins. Mr. Cowles, a former director-elect, is a beneficiary and trustee of the John Cowles Family Trust, one of our shareholders. Under the terms of each lease, we are obligated to pay our proportionate share of repairs and maintenance.


         From July 1993 through July 1998, we received administrative, legal and accounting services from Radio Management Corporation, an entity owned by Messrs. Dahl, Perkins and Cowles. Since July 1998, we have received such services from Media Management. Media Management provides corporate, legal, accounting and financial services to us, Community Airwaves and Harmony. We pay a set monthly fee of $75,000 for the services listed above. All outside services directly attributable to us are billed directly to us. We paid Radio Management Corporation an aggregate of $750,000 for such services during the fiscal year ended December 31, 1996 and an aggregate of $900,000 for such services during the fiscal year ended December 31, 1997. The salaries of two of our officers, Messrs. Riley and Gilbertson, are paid by Media

Management. Such arrangements present conflicts of interest in connection with the pricing of services provided.


         FCC REGULATION. The Federal Communications Commission must approve the transfer of ownership of our three remaining radio stations to Radio Unica. There can be no assurance that we will receive such approval. Without such approval the pending sale of assets will not be consummated.

         ANTI-TAKEOVER PROVISIONS. The Board of Directors, without any action by our shareholders, has the authority to issue the remaining undesignated and unissued authorized shares and to fix the powers, preferences, rights and limitations of such shares or any class or series thereof, without shareholder approval. Persons acquiring such shares could have preferential rights with respect to voting, liquidation, dissolution or dividends over existing shareholders. We are subject to certain provisions of the Minnesota Business Corporation Act which limit the voting rights of shares acquired in "control share acquisitions" and restrict certain "business combinations." Such provisions, as well as the ability to issue undesignated shares, could have the effect of deterring or delaying a takeover or other change in control, deny shareholders the receipt of a premium on their common stock and depress the market price of our common stock.

         In February 1998, the Board of Directors declared a dividend of one common share purchase right for each share of our common stock outstanding as of the close of business on February 27, 1998. Each right will entitle the registered holder to purchase from us, after the distribution date (as defined in the Rights Agreement), common shares at an initial price of $18.00. The rights have certain anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire us without conditioning the offer on a substantial number of rights being acquired or redeemed. The rights should not interfere with any merger or other business combination approved by our Board of Directors since the Board of Directors may, at its option and in its sole and absolute discretion, redeem the rights as provided in the Rights Agreement.


         CONTROL BY MANAGEMENT. As of the date of this prospectus, approximately 23.3% of our outstanding common stock was beneficially owned by our current officers and directors. Accordingly, such persons may be able to significantly influence our business and affairs. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control.

         NO ASSURANCE AS TO LIQUIDITY ON THE NASDAQ STOCK MARKET. Our common stock is currently listed on the Nasdaq National Market. In the event that our common stock becomes delisted, the market price of our common stock may decline. Harmony's common stock is currently listed on the Nasdaq SmallCap Market. On October 14, 1998, Harmony received a notice from Nasdaq that, based on the net tangible assets reported in Harmony's public filings, its common stock will be delisted from the Nasdaq SmallCap Market. It is Harmony's obligation to establish for Nasdaq that its net tangible assets can be brought into compliance with applicable listing requirements. Harmony submitted a plan of compliance to Nasdaq which was found unacceptable by Nasdaq, raising the possibility that Harmony's common stock will be delisted from the Nasdaq SmallCap Market. We have been advised that Harmony intends to appeal Nasdaq's decision as to its eligibility for continued listing. In the event that Harmony's common stock becomes delisted, the liquidity and market value of our investment in Harmony may be adversely affected.


         ABSENCE OF DIVIDENDS. We have never declared or paid any cash dividends on our common stock and do not intend to declare or pay cash dividends on our common stock in the foreseeable future. We presently expect to retain our earnings to finance our business. The declaration or payment of dividends, if any, on our common stock in the future is subject to the discretion of the Board of Directors and will depend on our earnings, financial condition, capital requirements and other relevant factors. The declaration or payment of dividends is also subject to our credit agreement with Foothill. Without Foothill's prior written consent, we cannot declare or pay any cash dividends.

                              SELLING SHAREHOLDERS


         Under the securities purchase agreement between us and the selling shareholders and the recent amendment to that agreement, we issued additional warrants to them and agreed to register the shares to be issued to them upon the exercise of such warrants. We also agreed to use our best efforts to keep the registration statement effective for two years, until all of the shares have been sold, or until all of the shares may be sold pursuant to SEC rules without volume restrictions, whichever comes first. Our registration of the shares does not necessarily mean that the selling shareholders will sell all or any of the shares. Further, such registration does not necessarily mean that all of the additional warrants will become exercisable.


         In October 1998, we issued the selling shareholders warrants to purchase an aggregate of up to 25,000 shares due to the delay in our closing with Catholic Radio Network. Later that month, we issued them additional warrants to purchase an aggregate of up to 65,000 shares in connection with the extension of our absolute right to redeem their preferred stock through January 31, 1999. If we do not redeem all of their preferred stock on or before December 31, 1998, they will have the right to exercise additional warrants to purchase an aggregate of up to 35,000 shares. Further, if we do not redeem all of their preferred stock on or before January 31, 1999, they will have the right to exercise additional warrants to purchase an aggregate of up to 25,000 shares. Each warrant has a term of five years and may be exercised at $2.6755062 per share. To redeem their preferred stock we must pay them $4.0425 per share.

         The following table presents certain information regarding the selling shareholders. The shares covered by this prospectus represent shares that each selling shareholder may own upon the exercise of warrants.

                                                                                    PERCENTAGE OF
                                           SHARES                                    OUTSTANDING
                                        BENEFICIALLY                 SHARES            SHARES
                                            OWNED                 BENEFICIALLY      BENEFICIALLY
                                          PRIOR TO     SHARES      OWNED UPON        OWNED UPON
                                          OFFERING     OFFERED    COMPLETION OF   COMPLETION OF THE
SELLING SHAREHOLDER                        (1)(2)     HEREBY(3)  THE OFFERING(4)     OFFERING(5)
-------------------                     ------------  ---------  ---------------  -----------------
Talisman Capital Opportunity Fund Ltd.   846,500(6)     75,000       771,500            10.5%

Dominion Capital Limited                 423,250(7)     37,500       385,750             5.5

Sovereign Partners L.P.                  423,250(7)     37,500       385,750             5.5


--------------------

(1) The securities "beneficially owned" by a person are determined in accordance with the SEC's definition of "beneficial ownership" and, accordingly, may include securities owned by or for, among others, the spouse, children or certain other relatives of such person, as well as other securities over which the person has or shares voting or investment power or securities which the person has the right to acquire within 60 days of the date of this prospectus.
(2) The actual number of shares issuable upon conversion of shares of convertible stock held by the selling shareholders is subject to adjustment and could be materially more or less than such estimated amount depending on factors that cannot be predicted at this time, such as the future market price of the common stock. We have assumed a conversion factor of approximately 2.38 shares of common stock for each share of preferred stock.
(3)      Represents shares purchasable upon the exercise of warrants.
(4) Assumes that all of the shares held by the selling shareholders and being offered under this prospectus are sold, and that the selling shareholders acquire no additional shares of common stock before the completion of this offering.
(5) Percentage of beneficial ownership is based on 6,600,642 shares of common stock outstanding as of the date of this prospectus. Shares issuable pursuant to the conversion of preferred stock and the exercise of warrants are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.
(6) Represents 721,500 shares purchasable upon the conversion of preferred stock and 125,000 shares purchasable upon exercise of warrants.
(7) Represents 360,750 shares purchasable upon the conversion of preferred stock and 62,500 shares purchasable upon the exercise of warrants.

                                 USE OF PROCEEDS

         All net proceeds from the sale of the shares will go to the shareholders who offer and sell their shares. Accordingly, we will not receive any proceeds from the sale of the shares.

                              PLAN OF DISTRIBUTION

         The selling shareholders may offer their shares at various times in one or more of the following transactions:

         *         on the Nasdaq National Market
         *         in transactions other than on such market
         *         in privately negotiated transactions, or
         *         in a combination of any of the above transactions

         The selling shareholders may sell their shares at market prices prevailing at the time of sale, at prices related to such prices, or at negotiated prices. We are indemnifying the selling shareholders and they are indemnifying us against certain liabilities, including liabilities under the Securities Act.

         The selling shareholders may use broker-dealers to sell their shares. If this happens, such broker-dealers will either receive discounts or commissions from the selling shareholders, or they will receive commissions from purchasers of shares for whom they acted as agent.

         The selling shareholders and any persons who participate in the sale of the shares from time to time, may be deemed to be "underwriters" within the meaning of the Securities Act. Any commissions paid or discounts or concessions allowed to any such persons, and any profits received on resale of the shares, may be deemed to be underwriting compensation under the Securities Act.

         In order to comply with the securities laws of certain states, if applicable, the shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available.

                                  LEGAL MATTERS

         For the purposes of this offering, Lance W. Riley, Esq., our Secretary and General Counsel, is giving his opinion on the validity of the shares and certain other legal matters. Mr. Riley has options to purchase shares of our common stock.

                                     EXPERTS

         The consolidated financial statements as of December 31, 1996 and December 31, 1997 of Children's Broadcasting Corporation, incorporated by reference in this prospectus, have been audited by BDO Seidman, LLP, independent certified public accountants, as set forth in their reports thereon (which contain an explanatory paragraph with respect to substantial doubt about the Company's ability to continue as a going concern and management's plans described in Note 2 to the consolidated financial statements). Such consolidated financial statements are incorporated by reference herein in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

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         YOU SHOULD RELY ON THE INFORMATION
CONTAINED IN THIS DOCUMENT OR THAT TO WHICH
WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED              150,000 SHARES
ANYONE TO PROVIDE YOU WITH INFORMATION THAT
IS DIFFERENT. YOU SHOULD NOT ASSUME THAT THE
INFORMATION IN THIS DOCUMENT IS ACCURATE AS
OF ANY DATE OTHER THAN THE DATE ON THE FRONT
OF THIS DOCUMENT. THIS PROSPECTUS IS NOT AN
OFFER TO SELL NOR IS IT SEEKING AN OFFER TO           CHILDREN'S BROADCASTING
BUY ANY SECURITIES IN ANY STATE WHERE THE                   CORPORATION
OFFER OR SALE IS NOT PERMITTED.



                                                           COMMON STOCK



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              TABLE OF CONTENTS

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                                                            PROSPECTUS

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                                        Page
                                        ----

Where You Can Find More Information...... 2
Prospectus Summary....................... 3
Risk Factors............................. 5
Selling Shareholders......................9
Use of Proceeds..........................10
Plan of Distribution.....................10
Legal Matters............................10
Experts..................................10

                                                       DECEMBER 8, 1998


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